Mail Stop 0510

      May 4, 2005

By U.S. Mail and facsimile to (303) 604-1897

Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
5405 Spine Road
Boulder, Colorado 80301

Re:	Dynamic Materials Corporation
	Form 10-K for the year ended December 31, 2004
      File No. 1-14775


Dear Mr. Cariou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 34

1. Please tell us where the amortization of your capitalized debt issuance costs and intangible assets which are included in Other Assets appear on your cash flow statement. Also tell us what is being captured in your investing activity labeled "change in other non-current assets".

Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page 39

2. We read in the description of your business that your clad metal products are produced, and your welding services are provided, on a project-by-project basis based on specifications set forth in customers` purchase orders. Given this disclosure, it is not clear if your sales have customer acceptance provisions. Please tell us and revise future filings to describe the nature of any customer acceptance provisions and address how they impact your revenue recognition.

3. We read that you recognize revenue using the completed contract method. Based on your description of this method, it is not clear to us how your revenue recognition policy differs from a policy of recognizing revenue as it is realizable and earned as indicated by the four criteria specified in SAB Topic 13A. Furthermore, based on your description of the business and the contracts into which you enter, it is not clear to us that your sales qualify for the use of the completed contract method of revenue recognition as that method is defined in SOP 81-1. Please educate us further on your revenue recognition policy and revise future filings to clarify this issue.

4. We note that you provide services through both a long-term contract for shock synthesis of industrial diamonds and your AMK Welding segment. Please tell us and revise future filings to describe your revenue recognition policy for these services. Supplementally tell us the revenues generated by the long-term contract for shock synthesis for each year presented on your operating statement. Also tell us how you determined that you did not need to provide the disclosures related to receivables and inventories associated with long-term contracts as required by Rule
5-02(3) and (6) of Regulation S-X.

Net Income (Loss) Per Share, page 39

5. In future filings please disclose any securities that were not included in your computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph
40(c) of SFAS 128.

Note 3-Debt, page 44

6. We read that your French bank term loan allows the bank to demand early repayment of any outstanding loans if Groupe SNPE`s indirect ownership of Nobelclad falls below 50%. Please explain to us in more detail why this is a clause in your loan agreement. Please tell us if Groupe SNPE has guaranteed your repayment of this loan to the French bank.


Note 7-Commitments and Contingencies, page 53

7. We note that you took your insurance coverage into account when concluding that the outcome of any pending actions will not have a material adverse effect on your financial statements. We have the following comments:
* We remind you that SFAS 5 does not allow you to record any expected insurance recoveries until they have been realized. Refer to paragraph 17. Please confirm to us that you are not netting any expected insurance recoveries against liabilities for pending claims.
Also confirm to us that, regardless of the expected impact of your insurance coverage, you have disclosed pending actions that are reasonably possible and recorded an accrual for pending actions that are probable and reasonably estimable.
* In future filings, please disclose your accounting policy for recording insurance recoveries.

Note 8-Discontinued Operations, page 53

8. We note your discussion of the divestiture of your Spin Forge division in 2004 and that you have reclassified the assets, liabilities, and results of this division as discontinued operations in your financial statements. We read that you sold the inventory related to this division, that you are leasing to a third party the manufacturing equipment and tooling related to this division through
an initial lease term of January 1, 2007, and that you are also subleasing to this third party the real estate associated with this division. Given that the majority of your Spin Forge division`s assets were leased or subleased to a third party at December 31, 2004, and are recorded as assets on your books at December 31, 2004, it does not appear that the assets of this division were disposed of
during 2004. Based on our review of the related leases, your Spin Forge division does not appear to qualify as held for sale as defined
in paragraph 30 of SFAS 144.   As indicated in paragraph 42 of
SFAS
144, the classification of a component of an entity as discontinued operations is only appropriate if that component has been disposed of or is classified as held for sale. Please help us to understand how you determined that it was appropriate to classify this division as a discontinued operation at December 31, 2004, and tell us the accounting guidance that you relied upon.

*	*	*
Closing Comments


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 824-
5259
or, in her absence, to the undersigned at (202) 824-5373.


Sincerely,




John Cash
Accounting Branch Chief


Mr. Yvon Cariou
May 4, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE